C21 INVESTMENTS INC.

Interim Condensed Consolidated Financial Statements For the three months ended April 30, 2022 and 2021 (Expressed in U.S. Dollars)

C21 INVESTMENTS INC. INDEX TO the interim condensed CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	1
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	2
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	3
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	5-22

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the three months ended April 30, 2022 and 2021.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. (the "Company" or "C21") for the interim period ended April 30, 2022, have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). and are the responsibility of the Company's management.

The Company's independent auditors, Baker Tilly US, LLP, have not performed a review of these interim condensed consolidated financial statements.

August 15, 2022

C21 INVESTMENTS INC. INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS As at April 30, 2022 and January 31, 2022 (Expressed in U.S. dollars) - Unaudited

	April 30, 2022	January 31, 2022
	$	$
ASSETS
Current assets
Cash	2,501,758	3,067,983
Receivables	378,703	210,423
Inventory	4,727,513	4,054,473
Prepaid expenses and deposits	520,915	773,450
Current portion of assets classified as held for sale	1,855,468	2,178,145
	9,984,357	10,284,474
Non-current assets
Property and equipment	5,075,306	4,869,593
Right-of-use assets	8,756,283	8,875,884
Intangible assets	8,889,830	9,224,165
Goodwill	28,541,323	28,541,323
Restricted cash	48,916	49,011
Deferred tax asset	284,407	9,024
TOTAL ASSETS	61,580,422	61,853,474

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,487,120	2,508,869
Promissory note payable - current portion	6,080,000	6,080,000
Convertible promissory notes - current portion	1,281,442	1,281,442
Income taxes payable	4,431,808	3,658,162
Lease liabilities - current portion	343,257	325,698
Current portion of liabilities classified as held for sale	1,040,728	874,379
	15,664,355	14,728,550
Non-current liabilities
Lease liabilities	8,858,201	8,953,425
Deposit liability	100,000	100,000
Promissory note payable	506,667	2,026,667
Derivative liability	1,000,625	1,006,368
Reclamation obligation	54,956	55,272
TOTAL LIABILITIES	26,184,804	26,870,282

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 117,057,860 shares issued and outstanding as at April 30, 2022 and January 31, 2022 and 2021, respectively	105,339,137	105,236,351
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive losses	(2,368,147)	(2,370,967)
Deficit	(68,203,513)	(68,510,333)
TOTAL SHAREHOLDERS' EQUITY	35,395,618	34,983,192
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	61,580,422	61,853,474

On behalf of the Board:
"Bruce Macdonald"	Director	"Michael Kidd"	Director

See accompanying notes to the interim condensed consolidated financial statements
p. 1

C21 INVESTMENTS INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the three months April 30, 2022 and 2021 (Expressed in U.S. dollars) - Unaudited

	April 30, 2022	April 30, 2021
	$	$

Revenue	7,472,461	8,797,350
Cost of sales	3,484,824	3,512,604
Gross Profit	3,987,637	5,284,746

Selling, general and administrative expense	2,292,326	2,232,201

Income from operations	1,695,311	3,052,545

Interest expense	(164,049)	(327,106)
Accretion expense	-	(154,911)
Other income	4,146	119,933
Gain on change in fair value of derivative liabilities	-	3,122,310
Net income from continuing operations before income taxes	1,535,408	5,812,771
Income tax expense	(498,263)	(910,620)
Net income from continuing operations after income taxes	1,037,145	4,902,151

Net (loss) income from discontinued operations after income taxes	(730,325)	146,155

NET INCOME	306,820	5,048,306

Other comprehensive income (loss)
Cumulative translation adjustment	2,820	(718,323)
COMPREHENSIVE INCOME	309,640	4,329,983
Basic income per share from continuing operations	0.01	0.04
Diluted income per share from continuing operations	0.01	0.04
Basic and diluted income per share from discontinued operations	(0.01)	0.00
Basic (loss) income per share	0.00	0.04
Diluted (loss) income per share	0.00	0.04
Weighted average number of common shares outstanding - basic	120,047,814	117,499,016
Weighted average number of common shares outstanding - diluted	122,880,907	122,693,775

See accompanying notes to the interim condensed consolidated financial statements
p. 2

C21 INVESTMENTS INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars) - Unaudited

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total
		$	$	$	$	$
Balance at January 31, 2021	117,057,860	103,636,830	649,928	(1,604,126)	(79,426,484)	23,256,148
Commitment to issue shares on purchase of EFF	19,774	21,787	(21,787)	-	-	-
Shares issued on exercise of Phantom Farms warrants	456,100	533,326	-	-	-	533,326
Shares issued on exercise of options	-	141,716	-	-	-	141,716
Net income and other comprehensive loss for the year	-	-	-	(718,323)	5,048,306	4,329,983
Balance at April 30 2021	117,533,734	104,333,659	628,141	(2,322,449)	(74,378,178)	28,261,173

Balance at January 31, 2022	120,047,814	105,236,351	628,141	(2,370,967)	(68,510,333)	34,983,192
Share-based compensation	-	102,786	-	-	-	102,786
Net income and other comprehensive income for the year	-	-	-	2,820	306,820	309,640
Balance at April 30, 2022	120,047,814	105,339,137	628,141	(2,368,147)	(68,203,513)	35,395,618

See accompanying notes to the interim condensed consolidated financial statements
p. 3

C21 INVESTMENTS INC. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars) - Unaudited

	April 30, 2022	April 30, 2021
	$	$
OPERATING ACTIVITIES
Net income from continuing operations	1,037,145	4,875,001
Adjustments to reconcile net income to net cash provided by operating activities:		-
Depreciation and amortization	460,431	326,921
Share-based compensation	102,786	141,716
Interest expense	-	99,617
Accretion expense	-	21,207
Deferred income tax	(275,383)	341,793
Foreign exchange gain	(5,964)	-
Gain on change in fair value of derivative liabilities	-	(2,716,722)
Changes in operating assets and liabilities
Inventory	(673,040)	(274,290)
Prepaid expenses and deposits	252,536	118,165
Receivables	(168,280)	84,625
Accounts payable and accrued liabilities	(7,251)	(631,948)
Income tax payable	773,646	(181,996)
Lease liabilities	41,936	96,119
Cash provided by operating activities of continuing operations	1,538,562	2,300,208
Cash used in operating activities of discontinued operations	(33,382)	(157,892)

INVESTING ACTIVITIES
Purchases of property and equipment	(390,595)	(1,334,306)
Cash used in investing activities of continuing operations	(390,595)	(1,334,306)
Cash provided by investing activities of discontinued operations	38,383	1,200,592

FINANCING ACTIVITIES
Principal repayments on promissory note payable	(1,520,000)	(1,520,000)
Cash proceeds from warrants	-	315,902
Interest paid in cash	(178,027)	(328,642)
Cash used in financing activities of continuing operations	(1,698,027)	(1,532,740)
Cash used in financing activities of discontinued operations	(23,986)	(33,365)

Effect of foreign exchange on cash	2,820	295

(Decrease) increase in cash during the period	(566,225)	442,792
Cash beginning of period	3,067,983	6,237,182
Cash end of period	2,501,758	6,679,974

Supplemental disclosure of cash flow information
Interest paid in cash	178,027	321,202
Income taxes paid in cash	-	982,893

Non-cash financing activities
Common shares issued as partial settlement of commitment to issue shares	-	21,787

See accompanying notes to the interim condensed consolidated financial statements
p. 4

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company began trading on the OTCQB® Venture Market.

For the year ended January 31, 2021, the Company operated in two segments: recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 15). During the year ended January 31, 2022, the Company made the strategic decision to exit operations in Oregon. The comparative results of operations have been re-stated to present the operating results of the Oregon segment as discontinued operations. The Nevada segment remains engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales.

At April 30, 2022, the Company had cash of $2,501,758, a working capital deficit of $5,679,998, and an accumulated deficit of $68,203,513. However, for the period ended April 30, 2022, the Company generated net income and positive cash flows from operations.

Management has taken several actions to ensure that the Company will continue as a going concern through April 30, 2023, including the closing of its operations in Oregon (Note 4), selling the assets in Oregon, reducing headcount, and reducing discretionary expenditures. The Company is seeking additional financing in the form of debt which could consolidate existing debt on its balance sheet on more favorable terms. Management believes that these actions will enable the Company to continue as a going concern through August 15, 2023, one year from the date these consolidated financial statements were issued.

In the United States, 36 states, the District of Columbia, and four out of five U.S. territories allow the use of medical cannabis. The recreational adult-use of cannabis is legalized in 17 states, including Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington, and the District of Columbia. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

p. 5

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

2. BASIS OF PREPARATION

Basis of presentation

These unaudited interim condensed consolidated financial statements as at and for the three months ended April 30, 2022 and 2021 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

Functional and reporting currency

The functional currency of C21 Investments Inc. is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars. C21 has determined that the U.S. dollar ("USD") is the most relevant and appropriate reporting currency as the Company's operations are conducted in U.S. dollars and its financial results are prepared and reviewed internally by management in U.S. dollars. The consolidated financial statements are presented in U.S. dollars unless otherwise noted.

Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e. from the date of acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's subsidiaries that are included in these interim financial statements as at and for the period ended April 30, 2022:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are more fully described in Note 3 to the consolidated financial statements for the years ended January 31, 2022 and December 31, 2021. There have been no material changes to the Company's significant accounting policies.

p. 6

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant accounting estimates and assumptions

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of fair values of assets acquired and liabilities assumed in business combinations, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liabilities.

Recently issued accounting pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB, the American Institute of Certified Public Accountants ("AICPA") and the U.S. Securities and Exchange Commission ("SEC") did not or are not believed by management to have a material effect on the Company's present or future financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"), which requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers ("Topic 606") rather than adjust them to fair value at the acquisition date.  ASU 2021-08 is effective for fiscal periods beginning after December 15, 2022. The Company does not expect the adoption of this standard to have any material impact on the consolidated financial statements.

4. DISCONTINUED OPERATIONS

In January 2022, the Company entered into to a lease-to-own arrangement with a lessee for certain licenses, land and equipment in Oregon, USA, representing its outdoor growing operation. The lease-to-own arrangement concludes in January 2027 with total undiscounted payments over the term amounting to $2,514,805. The Company determined that the arrangement should be accounted for as a sales-type lease and concluded that it is not probable that all required payments will be made such that title will transfer at the end of the term. As such, in accordance with ASC 842, the land and equipment have not been derecognized and payments received will be recorded as a deposit liability until such time that collectability becomes probable. As at April 30, 2022, $100,000 has been received under the arrangement and has been recorded as a deposit liability.

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. At January 31, 2021, the Company classified the assets and liabilities in Swell and Megawood as held for sale and completed the sale of these assets in April 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis.  Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale in the next twelve months.

Remaining inventory on hand at April 30, 2022 had an estimated aggregate net realizable value of $89,856. Subsequent to April 30, 2022, the Company sold the remaining Oregon inventory on July 20, 2022.

p. 7

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

4. DISCONTINUED OPERATIONS (Continued)

Prepaid expenses classified as held for sale primarily relates to the renewal of licenses that may be transferred in the event of a sale. Otherwise, prepaid expenses will be expensed within loss from discontinued operations over the next twelve months.

Long-term debt consists of vehicle loans and a building mortgage. The mortgage began on February 1, 2015 and matures on January 1, 2035 (20 years). The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. The equipment and vehicle loans consist of three loans with maturity dates ranging from June 1, 2021 through May 15, 2023 and interest rates ranging from 5.59% to 19.9% with payments made monthly.

The following table summarizes the major classes of assets and liabilities of the discontinued Oregon operation that have been classified as held-for-sale in the consolidated balance sheets:

	April 30, 2022	January 31, 2022
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Receivables	225,234	64,456
Inventory	89,856	363,391
Prepaid expenses and deposits	92,872	111,617
Deferred tax asset	-	152,177
Property and equipment	1,139,517	1,139,517
Right-of-use assets	307,989	346,987
Total assets classified as held for sale	1,855,468	2,178,145
Current portion of assets classified as held for sale	(1,855,468)	(2,178,145)
Non-current portion of assets classified as held for sale	-	-

Carrying amounts of the major classes of liabilities included in discontinued operations:
Deferred tax liability	232,614	-
Lease liabilities	364,659	412,093
Long-term debt	443,455	462,286
Total liabilities classified as held for sale	1,040,728	874,379
Current portion of liabilities classified as held for sale	(1,040,728)	(874,379)
Non-current portion of liabilities classified as held for sale	-	-

p. 8

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

4. DISCONTINUED OPERATIONS (Continued)

The following table provides the major classes of line items constituting pre-tax loss from discontinued operations:

	April 30, 2022	April 30, 2021
	$	$
Revenue	267,684	352,918
Cost of sales	435,656	319,401
Gross margin	(167,972)	33,517

Expenses (income)
General and administration	117,895	93,600
Sales, marketing, and promotion	1,939	26,553
Operating lease cost	-	1,233
Depreciation and amortization	3,000	79,354
Impairment of intangible asset	47,476	-
Other (income) expenses	7,252	(340,528)
Net (loss) income from discontinued operations	(345,534)	173,305
Income tax expense	(384,791)	(27,150)
Net (loss) income from discontinued operations after income taxes	(730,325)	146,155

The following table summarizes the cash flows from discontinued operations:

	April 30, 2022	April 30, 2021
	$	$
Net cash used in operating activities of discontinued operations	(33,382)	(157,892)
Net cash provided by investing activities of discontinued operations	38,383	1,200,592
Net cash used in financing activities of discontinued operations	(23,986)	(33,365)

5. RECEIVABLES

	April 30, 2022	January 31, 2022
	$	$
Taxes receivable	3,693	11,945
Trade receivables	375,010	198,478
	378,703	210,423

There was no provision for expected credit losses on trade receivables at April 30, 2022 or January 31, 2022.

6. INVENTORY

	April 30, 2022	January 31, 2022
	$	$
Finished goods	2,813,778	1,848,392
Work in progress	1,708,038	2,029,133
Raw materials	205,697	176,948
	4,727,513	4,054,473

p. 9

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

7. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

Property and equipment

The following table summarizes the Company's property and equipment:

	April 30, 2022	January 31, 2022
	$	$
Land	1,330,000	1,330,000
Leasehold improvements	1,892,078	1,758,229
Furniture & fixtures	357,942	460,890
Computer equipment	46,444	46,484
Machinery & equipment	2,417,020	2,305,217
	6,043,484	5,900,820
Less: accumulated depreciation	(968,178)	(1,031,227)
	5,075,306	4,869,593

Total depreciation expense for the three months ended April 30, 2022 was $126,096 (2021 - $118,353). Of the total expense, $110,063 was allocated to inventory (2021 - $69,269).

At January 31, 2022, the Company reclassified buildings with a cost of $1,370,212 and accumulated depreciation of $230,695 to assets classified as held for sale. The prior period comparative amounts of cost of $1,370,212 and accumulated depreciation of $202,072 were also re-classified.

Right-of-use assets

The Company's right-of-use assets result from its operating leases (Note 10) and consist of land and buildings used in the cultivation, processing, and warehousing of its products.

At April 30, 2022, assets classified as held for sale contains right-of-use assets with a carrying value of $307,989 (January 31, 2022 - $346,987). Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

The following table summarizes the Company's intangible assets:

	April 30, 2022	January 31, 2022
	$	$
Licenses	12,167,022	12,141,476
Brands	644,800	868,982
Customer relationships	1,540,447	1,758,553
	14,352,269	14,769,011
Less: accumulated amortization	(5,462,439)	(5,544,846)
	8,889,830	9,224,165

p. 10

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

8. INTANGIBLE ASSETS AND GOODWILL (Continued)

Total amortization expense from intangible assets for the year ended January 31, 2022 was $334,334 (2021 - $342,571). Of this, $27,676 was allocated to inventory (2021 - $6,919).

During the year ended January 31, 2022, the Company recognized impairment charges of $363,510 on customer relationships allocated to the Oregon reporting unit (Note 4).

Goodwill

As at April 30, 2022, the Company had goodwill of $28,541,323 (2021 - $28,541,323) which was allocated to the Nevada reporting unit.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table presents the composition of accounts payable and accrued liabilities:

	April 30, 2022	January 31, 2022
	$	$
Accounts payable	1,543,915	1,402,546
Accrued liabilities	891,775	1,040,914
Interest payable	51,430	65,409
	2,487,120	2,508,869

10. LEASES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842.

The following table presents the Company's active leases and total lease term under contract:

Entity Name/Lessee	Asset	Useful life (years)	Type
Swell Companies, LTD	Land/Building	5	Operating lease
Silver State Cultivation LLC	Land/Building	12	Operating lease
Silver State Relief LLC (Sparks)	Land/Building	12	Operating lease
Silver State Relief LLC (Fernley)	Land/Building	12	Operating lease
Megawood Enterprises Inc.	Land/Building	5	Operating lease
Phantom Distribution, LLC	Land/Building	5	Operating lease
63353 Bend, LLC	Land/Building	5	Operating lease
20727-4 Bend, LLC	Land/Building	5	Operating lease
4964 BFH, LLC	Land/Building	5	Operating lease

For the three months ended April 30, 2022 and 2021, the Company incurred operating lease costs in continuing operations of $350,936 and $350,936, respectively. Of these amounts, $203,092 and $203,092, were allocated to inventory, respectively.

p. 11

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

10. LEASES (Continued)

The following table displays the weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term:

	April 30, 2022	January 31, 2022
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	10.26	10.46

The maturity of the contractual undiscounted lease liabilities of the Company's operating leases as of April 30, 2022 is as follows:

Year ending January,	$
2023	1,248,360
2024	1,285,811
2025	1,324,385
2026	1,364,117
2027	1,405,040
Thereafter	8,790,724
Total undiscounted lease liabilities	15,418,437
Interest on lease liabilities	(6,216,979)
Total present value of minimum lease payments	9,201,458
Current portion of lease liability	343,257
Lease liability	8,858,201

As at April 30, 2022, liabilities classified as held for sale includes lease liabilities of $364,659 (January 31, 2022 - $412,093). The Company has total undiscounted lease liabilities with related parties of $15,817,771 (Note 17). Of the total undiscounted lease liabilities, $399,336 are classified as held for sale.

11. PROMISSORY NOTES

The Company early adopted ASU 2020-06 on February 1, 2021 using the full retrospective method. The adoption eliminates the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity.

Transaction costs related to the issuance of convertible promissory notes are apportioned to their respective financial liability and equity components (if applicable) in proportion to the allocation of proceeds as a reduction to the carrying amount of each component.

When valuing the financial liability component of the promissory notes, the Company used specific interest rates assuming no conversion features existed. The resulting liability component is accreted to its face value over the convertible note's term until its maturity date.

p. 12

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

11. PROMISSORY NOTES (Continued)

Convertible promissory notes

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

	June 13, 2018	May 24, 2019
	issuance	issuance	Total
	$	$	$
Balance, January 31, 2021	1,072,590	1,130,056	2,202,646
Payment	-	(1,210,000)	(1,210,000)
Interest expense	17,649	40,685	58,334
Accretion expense	191,203	39,259	230,462
Balance, January 31, 2022 and April 30, 2022	1,281,442	-	1,281,442

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC ("EFF") to the Company in the aggregate principal amount of $2,000,000. The convertible promissory notes were convertible at $1.00 per share. The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually, and were fully due and payable on June 13, 2021. The Company is in an ongoing dispute with the vendors over repayment (Note 19). On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. The fair value of the conversion feature as at April 30, 2022 was $nil (January 31, 2022 - $nil).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000. The convertible note accrues interest at 10% per annum compounded annually and payable at maturity. The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date. On issuance, the Company determined the conversion feature was a derivative liability as the convertible promissory notes are exercisable in USD while the functional currency of the Company is Canadian dollars. On May 24, 2021 the note was fully repaid.

Promissory note payable

The following is a continuity of the Company's promissory note payable denominated in U.S. dollars:

January 1, 2019
issuance
$
Balance, January 31, 2021	14,186,667
Payments	(6,080,000)
Balance, January 31, 2022	8,106,667
Payments	(1,520,000)
Balance, April 30, 2022	6,586,667
Current portion	6,080,000
Non-current portion	506,667

On January 1, 2019, the Company issued a promissory note to Mr. Newman, who sold Silver State to the Company in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum. The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

11. PROMISSORY NOTES (Continued)

On July 1, 2019, the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the promissory note is due and payable on January 1, 2021. This modification resulted in a gain of $nil.

On November 19, 2020, the Company announced an agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his promissory note, due to mature on January 1, 2021, has been amended with lower monthly payments amortized over a 30-month period.  Commencing December 1, 2020, the monthly payments are $506,667 plus interest.  The interest rate at 9.5% was unchanged.

For the three months ended April 30, 2022, interest expense was $178,027 (2021 - $321,202). Interest paid during the three months ended April 30, 2022 was $178,027 (year ended January 31, 2021 - $321,202).

12. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liabilities:

	Conversion feature of convertible promissory notes	Earn out shares	Total
	$	$	$
Balance, January 31, 2021	485,157	9,273,970	9,759,127
Fair value adjustment on derivative liabilities	(485,157)	(8,091,133)	(8,576,290)
Settlement of Phantom earn out	-	(677,939)	(677,939)
Effect of foreign exchange	-	501,470	501,470
Balance, January 31, 2022	-	1,006,368	1,006,368
Effect of foreign exchange	-	(5,743)	(5,743)
Balance, April 30, 2022	-	1,000,625	1,000,625

Upon the February 4, 2019 acquisition of Phantom Farms, the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. The fair value of the derivative liability is derived using a Monte Carlo simulation. On January 24, 2022, the Company issued 1,300,000 common shares for full settlement of the Phantom earn out shares.

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, the 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

p. 14

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

12. DERIVATIVE LIABILITY (Continued)

Significant inputs into the Monte Carlo simulation used to determine the fair value of earn out shares were as follows:

Earn out shares January 31, 2022
Discount rate	1.24%
Expected life in years	4.33
Expected stock volatility	80%
Expected volatility of foreign exchange	6.52%

The conversion feature of the June 13, 2018 and May 24, 2019 convertible promissory notes expired on June 13, 2021 and May 24, 2021, respectively. As such, the fair value of each at April 30, 2022 and January 31, 2022 was $nil.

13. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of share capital for the three months ended April 30, 2022 and 2021:

	Number of Shares	Common stock
		$
Balance, January 31, 2021	117,057,860	103,636,830
Shares issued - Phantom Farm warrants exercises (i)	456,100	533,326
Shares issued - EFF commitment (ii)	19,774	21,787
Shares issued - Guaranteed warrants (iii)	1,214,080	-
Shares issued - Settlement of Earn out shares (iv)	1,300,000	677,939
Share-based compensation	-	366,469
Balance, January 31, 2022	120,047,814	105,236,351
Share-based compensation	-	102,786
Balance, April 30, 2022	120,047,814	105,339,137

(i) On February 4, 2021 the Company issued 456,100 shares upon the exercise of Phantom Farm warrants.

(ii) On April 5, 2021, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

(iii) On June 17, 2021, the Company issued 1,214,080 common shares pursuant to the cashless exercise of 4,160,000 warrants.

(iv) On January 24, 2022, the Company issued 1,300,000 common shares for the settlement of Phantom earn out shares.

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at April 30, 2022 shares issued pursuant to this commitment total 793,093 shares.

p. 15

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

13. SHARE CAPITAL (Continued)

Warrants

The following summarizes the Company's warrant activity:

	Warrants outstanding	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance January 31, 2021	11,894,746	1.32	1.96
Exercised	(4,616,100)	1.05
Expired	(4,038,646)	1.73
Balance, January 31, 2022	3,240,000	1.18	2.10
Exercised	-	-
Balance, April 30, 2022	3,240,000	1.18	1.85

As at April 30, 2022, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price	Number of Warrants
	C$	#
December 31, 2023	1.00	632,400
January 30, 2024	1.00	1,407,600
May 24, 2024	1.50	1,200,000
		3,240,000

On February 4, 2021, 456,100 warrants with an exercise price of $1.17 (C$1.50) were exercised to purchase 456,100 common shares of the Company for proceeds of $533,326. Of the warrants exercised, 426,100 were exercised by a Director of the Company. On the same date, 1,243,900 warrants expired unexercised.

On June 17, 2021, 4,160,000 warrants were exercised on a cashless basis for 1,214,080 common shares of the Company.

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

Details of the Company's stock option activity are as follows:

	Options outstanding and exercisable	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance January 31, 2021	6,965,000	1.22	2.05
Expired	(1,350,000)	2.80
Balance, January 31, 2022	5,615,000	0.84	1.45
Granted	600,000	0.70
Expired	(460,000)	1.11
Balance April 30, 2022	5,755,000	0.80	1.48

p. 16

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

13. SHARE CAPITAL (Continued)

As at April 30, 2022, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price	Outstanding	Exercisable
	C$	#	#
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	100,000
August 17, 2023	0.70	3,905,000	2,603,333
January 28, 2024	1.50	150,000	100,000
October 9, 2024	1.00	500,000	500,000
February 10, 2025	0.70	600,000	199,998
		5,755,000	4,003,331

During the three months ended April 30, 2022, the Company recorded a share-based compensation expense of $102,786 (2021 - $141,716). The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2022	2021
Risk-free rate	1.60%	0.19%
Expected life of options	3 years	3 years
Annualized volatility	80%	80%
Dividend rate	0%	0%

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. The expected term used for options issued to non-employees is the contractual life and the expected term used for options issued to employees and directors is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" employee option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

14. GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses for the three months ended April 30, 2022 and 2021 were comprised of the following:

	2022	2021
	$	$
Accounting and legal	93,194	104,102
Depreciation and amortization	341,286	320,633
License fees, taxes and insurance	413,484	448,213
Office Facilities and administrative	101,707	66,383
Operating lease cost	147,844	147,844
Other	162,618	59,794
Professional Fees and consulting	168,947	154,331
Salaries and wages	720,244	748,102
Sales, marketing, and promotion	21,901	15,998
Share-based compensation	102,786	141,716
Shareholder Communications	3,971	10,185
Travel and entertainment	14,344	14,899
	2,292,326	2,232,201

15. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

April 30, 2022	Discontinued operations	Nevada	Corporate	Consolidated
	$	$	$	$
Total revenue	267,684	7,472,461	-	7,740,145
Gross profit	(167,972)	3,987,637	-	3,819,665
Operating expenses:
General and administration	(117,895)	(1,073,840)	(604,669)	(1,796,404)
Sales, marketing, and promotion	(1,938)	(21,901)	-	(23,839)
Operating lease cost	-	(147,844)	-	(147,844)
Depreciation and amortization	(3,000)	(318,257)	(23,029)	(344,286)
Share-based compensation	-	-	(102,786)	(102,786)
Impairment of inventory	(55,625)	-	-	(55,625)
Impairment of intangible asset	-	-	-	-
Interest, accretion, and other	896	3,304	(163,207)	(159,007)
Net income (loss) before taxes	(345,534)	2,429,099	(893,691)	1,189,874

Entity-wide disclosures

All revenue for the three months ended April 30, 2022 and 2021 was earned in the United States.

For the three months ended April 30, 2022 and year ended January 31, 2022, no customer represented more than 10% of the Company's net revenue.

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

15. SEGMENTED INFORMATION (Continued)

The following table displays the disaggregation of long-lived tangible assets by geographic area:

	April 30, 2022	January 31, 2022
	$	$
Nevada	12,048,350	11,903,430
Discontinued operations (Oregon)	1,758,846	1,817,633
Other	24,393	24,414
Total	13,831,589	13,745,477

16. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. At April 30, 2022, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
	$	$	$
2023	41,598	1,101,234	1,142,832
2024	48,855	1,504,455	1,553,310
2025	45,551	1,314,551	1,360,102
2026	45,551	1,353,987	1,399,538
2027	45,551	1,394,607	1,440,158
Thereafter	368,202	9,148,937	9,517,139
	595,308	15,817,771	16,413,079

17. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at April 30, 2022 and January 31, 2022:

	April 30, 2022	January 31, 2022
	$	$
Due to the President and CEO	6,638,097	8,172,075
Lease liabilities due to a company controlled by the CEO	9,201,457	9,279,123
Lease liabilities due to SDP Development	-	412,093
Due to the CFO of the Company	253	360
	15,839,807	17,863,651

Due to the President and CEO consists of promissory note principal and interest and reimbursable expenses incurred in the normal course of business.

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

17. RELATED PARTY TRANSACTIONS (Continued)

The Company had the following transactions with related parties including key management personnel during the period ended April 30, 2022 and 2021:

	2022	2021
	$	$
Consulting fees paid to a director	20,000	60,000
Amounts paid to CEO or companies controlled by CEO	2,060,873	2,262,168
Share based compensation including warrants and stock options for directors and officers	14,364	142,581
Lease payments made to SDP Development	-	57,048
	2,095,237	2,521,797

Amounts paid to CEO or companies controlled by CEO consists of salary, lease payments, and promissory note principal and interest.

On February 12, 2020, the Company amended the purchase agreement with SDP Development, of which a Director of the Company is a principal owner. The Company had agreed on February 4, 2019 to purchase SDP Development on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations. The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at $3.00 per common share.

18. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the periods ended April 30, 2022 and 2021:

	April 30, 2022	April 30, 2021
Net income from continuing operations after income taxes	$1,037,145	$4,902,151
Net (loss) income from discontinued operations after income taxes	($730,325)	$146,155
Net income	$306,820	$5,048,306

Weighted average number of common shares outstanding	120,047,814	117,499,016
Dilutive effect of warrants and stock options outstanding	2,833,093	5,194,759
Diluted weighted average number of common shares outstanding	122,880,907	122,693,775

Basic earnings per share, continuing operations	$0.01	$0.04
Diluted earnings per share, continuing operations	$0.01	$0.04

Basic (loss) income per share, discontinued operations	($0.01)	$0.00
Diluted (loss) income per share, discontinued operations	($0.01)	$0.00

Basic earnings per share	$0.00	$0.04
Diluted earnings per share	$0.00	$0.04

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the three months ended April 30, 2022, the number of warrants and stock options excluded from the computation was 5,203,331 and 5,461,667, respectively.

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

19. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action:  A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's ORCP 21 motion in its entirety to dismiss all of Plaintiffs' claims. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.  On November 12, 2020, Plaintiffs filed a notice of appeal of the judgement of dismissal.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment.  On March 3, 2021, Plaintiffs filed an amended notice of appeal from the supplemental judgement awarding attorney fees.

The parties have since briefed the appeal to the Oregon Court of Appeals and await a determination from the Court.  It is too early to predict the resolution of the appeal.

British Columbia Action:  On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims).  Plaintiffs allege $2,774,176 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action.  This action remains in the discovery stage, but no trial date has been set.  It is too early to predict the resolution of the claims and counterclaims.

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2022 and 2021 (Expressed in U.S. dollars, except as noted) - Unaudited

19. CONTINGENCIES (Continued)

Settled and Dismissed Action:  On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.

On March 23, 2022, the Company and Wallace Hill entered into a mutual release agreement, pursuant to which, among other things, all parties agreed to dismiss their respective claims and to release one another from any further causes of action in connection with the subject matter of the original claims.  On April 23, 2022, the parties filed a Notice of Discontinuance in the Supreme Court of British Columbia formally dismissing the civil action.

20. INCOME TAXES

The following table summarizes the Company's income tax expense and effective tax rate for the three months ended April 30, 2022 and 2021:

	April 30, 2022	April 30, 2021
Net income from continuing operations before income taxes	$1,535,408	$5,812,771
Income tax expense	$498,263	$910,620
Effective tax rate	32%	16%

The Company is subject to income taxes in the United States and Canada.  Significant judgement is required in evaluating the Company's uncertain tax positions and determining the provision for income taxes.  The Company's gross unrecognized tax benefits totaled approximately $1,354,322 and $42,974 as of April 30 2022, and January 31, 2022, respectively, which is recorded in deferred tax asset in the condensed consolidated balance sheet.

21. FINANCIAL INSTRUMENTS

The following tables present information about the Company's financial instruments and their classifications as of April 30, 2022 and January 31, 2022 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

Fair value measurements at April 30, 2022 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 12)	-	-	1,000,625	1,000,625

Fair value measurements at January 31, 2022 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 12)	-	-	1,006,368	1,006,368

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represent a level 3 measurement.

p. 22